Filed Pursuant to Rule 253(g)(2)

File No. 024-11001

FUNDRISE INCOME eREIT V, LLC

SUPPLEMENT NO. 15 DATED NOVEMBER 13, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 4, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT V, LLC (“we”, “our” or “us”), dated October 4, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 7, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – Vose-Van Nuys, LLC

On November 9, 2020, we acquired from Fundrise Lending, LLC, a wholly owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $12,500,000, (the “Vose VN Senior Loan”). The borrower, Vose-Van Nuys, LLC (“Vose VN”), used the loan proceeds to acquire approximately 87,000 square feet of land located at 11431 Vose Ave and 7054-7062 Van Nuys Blvd, Van Nuys,

CA 91405 (the “Vose VN Property”). Vose VN intends to obtain entitlements and permits for approximately 333 apartment units for the site.

Vose VN is managed by the principals of Alliant Strategic Investments. The principals of Alliant Strategic Investments (the “Sponsors”) have acquired or developed approximately 700 projects across the US.

On the original closing date of the Vose VN Senior Loan, Vose VN was capitalized with approximately $4,400,000 of equity capital from the Sponsors.

The Vose VN Senior Loan bears an interest rate of 9.75% per annum, with an amount equal to 9.75% per annum paid current on a monthly basis through the maturity date, November 9, 2021 (the “Vose VN Senior Loan Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Vose VN Senior Loan amount, paid directly by Vose VN.

Vose VN has the ability to extend the Vose VN Senior Loan Maturity Date for one six-month period. To exercise the extension option, all interest must be paid, and Vose VN will be required to pay an extension fee of 1.0% of the funding provided to date. During the extension period, the interest rate will increase to 10.25%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the Vose VN Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 85.0%. The LTV ratio is the amount of the Vose VN Senior Loan divided by the September 2020, third-party appraised value of the Vose VN Property. There can be no assurance that such value is correct.

The Vose VN Property is located in the Van Nuys neighborhood of the California San Fernando Valley, in close proximity to Studio City and North Hollywood, both of which are major employment centers for the Valley.

As the Vose VN Property Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.